Exhibit 3.2

STATE OF DELAWARE
CERTIFICATE OF CORRECTION

NUKKLEUS Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1. The name of the corporation is Nukkleus Inc.

2. That a Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Nukkleus Inc. was filed by the Secretary of State of Delaware on October 11, 2024 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of said Certificate is:

The effective time of the Reverse Stock Split added to Article Third was incorrect.

4. Article Third of the Certificate of Amendment is being corrected:

“Reverse Stock Split. Effective 12:01 a.m. New York time on October 24, 2024 (the “Effective Time”), each eight (8) shares of Common Stock then issued and outstanding, or held in the treasury of this corporation, immediately prior to the Effective Time, shall automatically be reclassified and converted into one (1) share of Common Stock, without any further action by this corporation or the respective holders of such shares (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. A holder of Common Stock who would otherwise be entitled to receive a fractional share as a result of the Reverse Stock Split will receive one whole share of Common Stock in lieu of such fractional share.”

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction this 16th day of October, 2024.

By:	/s/ Menachem Shalom
Name:	Menachem Shalom
Title:	CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:53 PM 10/16/2024
FILED 12:53 PM 10/16/2024
SR 20243962305 - File Number 2817283